Exhibit (j)(2)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 119 to Registration Statement No. 002-52322 on Form N-1A of our report dated January 15, 2013, relating to the financial statements and financial highlights of Fidelity Series 100 Index Fund, and of our report dated January 17, 2013, relating to the financial statements and financial highlights of Fidelity Nasdaq Composite Index Fund, each a fund of Fidelity Commonwealth Trust, appearing in the Annual Reports on Form N-CSR of Fidelity Commonwealth Trust for the year ended November 30, 2012, and to the references to us under the headings "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firm" in the Statements of Additional Information, which are a part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

January 25, 2013